THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

March 30, 2009

Daniel Morris
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      THEWEBDIGEST CORP.
         AMENDMENT NO 8 TO FORM S-1
         FILED FEBRUARY 25, 2009
         FILE NO. 333-151485

Dear Mr. Morris:

Pursuant to your comment letter dated March 6, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 8 and keyed our answers for your review.

General
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QUESTION:

1. The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

ANSWER:

1. The financial information has been updated as required with Rule 8-08 of Regulation S-X for the audited period December 31, 2008 and 2007.

Cover Page
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QUESTION:

2. We note your response to prior comment 1. Please revise the cover page to clearly disclose that you do not intend to contact potential market makers for the OTC Bulletin Board until after the effectiveness date granted by the SEC.

     In addition, please clearly disclose that there can be no assurance that you will find a market maker and no assurance that you will be approved for listing on the OTC Bulletin Board.

ANSWER:

We have revised the cover page to clearly disclose the following:

2. There is currently no active trading market for our common stock, and such a market may not develop or be sustained. We will not contact a market maker for listing of our securities prior to the effective date of this offering. A market maker will be required to file a Form 211 with the Financial Industry Regulatory Authority before the market maker will be able to make a market in our shares of common stock. We currently plan to have our common stock listing on the OTC Bulletin Board, subject to the effectiveness of this Registration Statement. There is no assurance that we will find a market maker to present our application and if presented, will be accepted by the Financial Industry Regulatory Authority for listing on the Over The Counter Bulletin Board. At the date hereof, we are not aware of any market maker to present our application to the Financial Industry Regulatory Authority.

About Us, page 2
----------------

QUESTIONS:

3. We note your response to prior comment 2. Please revise the second sentence of the first paragraph under this heading to state, if accurate, that you intend to develop and market web portals, and sell sponsorships rights to the web portals through various marketing and advertising procurement channels. Revise throughout your filing for consistency.

ANSWER:

3. We have revised the second sentence of the first paragraph under the heading "About Us" to disclose as requested including throughout the filing for consistency.

QUESTIONS:

4. Please delete the third and forth sentences in the first paragraph under this heading as they are duplicative. Similarly, please delete the second paragraph on page 31 which repeats verbatim disclosure in the second paragraph on page 32. Please note that we believe that unnecessarily repetitive disclosure is not helpful to investors.

ANSWER:

4. We revised throughout the filing repetitive disclosures and/or paragraphs that repeated verbatim data.

QUESTION:

5. Explain your business rationale and the potential benefits and drawbacks of limiting sponsorship of each web portal to five sponsors. Also, please provide additional detail and clarity regarding the rotating sponsorship banners to be displayed on your web portals, including the content and type of information you anticipate displaying in each banner. Please disclose whether your company will design the banner or whether each sponsor will provide its own banner. Please make similar revisions to your Our Business section.

ANSWER:

5. We have further explained and disclosed our sponsorship relationships as follows:

     Our marketing plan limits the banner sponsorships to five (5) in number so that our web portals do not become cluttered with advertisers. Our basic concept is an informational site and subject specific without any sales of consumer products. Additionally, the limitation of five (5) sponsors per web portal serves as an exclusivity to attract sponsors because of the limited factor of the number of sponsorships available. The sponsors banner will be designed to rotate on each web portal for approximately 30 seconds whereby the user can hyperlink directly to the sponsor's web site. The ultimate goal of the sponsor is for the informational user to hyperlink to the sponsors web site to obtain detailed information on the sponsors products and availability of information. These banners will be designed and produced by the actual sponsors and will be approved by us.

QUESTION:

6. We note your response to or comment 3. Please provide more detail and clarity regarding the type of data you intend to post on the web portals. For example, do you anticipate that your intended audience will primarily be seeking medical information or information about consumer products? We also note your statement that your web portals will contain data that is indirectly related to the subject matter of the web portal. Please provide examples of such data. Similarly revise your Our Business section.

ANSWER:

6. We have revised our filing to provide more detail and clarity regarding the type of data to be posted on our web portals as follows:

     The informational material on each web portal will include material pertaining to the subject matter that is varied in nature including entertainment, sports, medical and general. For example, most of our web portals will include a dictionary describing terms and definitions pertaining to the subject matter. We will include general interest stories that are more personalized to better increase our users revisiting our web portals on a consistent basis.

QUESTION:

7. Refer to the final sentence on page 2. Your disclosure suggests that because you are not selling any products directly to your audience, you will be able to build a reputation as an impartial source of information. Please revise to discuss whether the fact that you will be sustained by paid sponsorships might adversely affect your ability to remain impartial and/or the public's perception of your impartiality.

ANSWER:

7. We have revised to discuss the influence the sponsors may or may not have on our posted content as follows:

     Although our business plan is predicated on a revenue-based income from sponsorships, our agreements with the paid sponsors will specifically exclude our sponsors from content approval. From a practical standpoint, we understand that our sponsorships may not renew agreements because of their non-agreement for some of our posted content on our web portal. We disclosed information content on our web portals as we deem appropriate for our users of our informational content.

QUESTION:

8. We note your 'response to prior comment 4. Please revise to discuss the process which your independent contractor will use to obtain the proper approvals from third parties to display information on your web portals. Provide more detail and clarity about the "defined checklist" you will use to double check your independent contractor's approval process. Also, please revise to provide additional discussion regarding your random testing of the written permissions for copyright and publisher approvals, including how often the tests will occur and the percentage of web content that will be tested. Similarly revise your Our Business section.

ANSWER:

8. We have revised our filing to discuss the process used to obtain proper approvals for posted content on our web sites. Additionally, we have included a more detailed disclosure on our internal control procedures as follows:

     The Company has entered into an Agreement with an independent contractor to develop, construct our web portals and provide copyright approved content for the above five web portals. Since we are not creating original content, we are gathering content from independent sources including the Library of Congress, magazines and various online publications for our web portals. When we display this informational content on our specific web sites, we will obtain permission and in some cases, copyright approval. We will be using content that is both copyright-free and copyright approved. The independent contractor is to provide us with written verification that the content posted has appropriate approvals to allow us to upload and post the content on our various web portals.

     It is our responsibility to obtain the proper approvals to display informational data on our web portals. Although we have internal procedures in place to assure our independent contractor has obtained the proper permission and/or copyright approvals, there are no assurances that we will avoid an error for displaying certain distinct data. Included in our internal controls are a defined checklist whereby we double-check our independent contractor's approval process. Additionally, our internal control procedures randomly test the written permissions for copyright and publisher approvals with direct communication with the owner or representative of the content at a minimum of one time per month for a minimum of 20% of the monthly posted content. Dependent on our random test results to verify the approved content will determine whether we expand our internal controls over these matters from time to time.

QUESTION:

9. Please clarify whether the web portals will contain non-copyrighted content.

ANSWER:

9. We clearly disclosed within our answer 8 above that we were posting content both copyright-free and copyright approved.

QUESTION:

10. We note your response to prior comment 6. Please provide support for your claim that potential copyright infringement lawsuits are impacted by whether the defendant acted in good faith and did not benefit directly from product sales or endorsements restating from the infringement. In your response, please:

     o explain why you believe you are not benefiting directly from sponsorship sales which may result from infringed information being posted on your web portal; and

     o explain why you believe that damages for infringement would be measured by the financial bereft to you, rather than by the financial harm to the intellectual property holder.

ANSWER:

10. Upon further review and discussion, we clarified and/or eliminated entirely these certain disclosures that could not be substantiated.

TheWebDigest Corp. Uses Independent Contractors To Obtain ...page 10
--------------------------------------------------------------------

QUESTION:

11. We note your response to prior comment 7. Please revise this risk factor to provide more detail and clarity regarding the potential legal and financial consequences in the event copyrighted information is posted on your web portals without proper approval.

ANSWER:

11.  We revised our risk factor as follows:

     THEWEBDIGEST CORP. USES INDEPENDENT CONTRACTORS TO OBTAIN AND DISPLAY INFORMATIONAL CONTENT ON OUR WEB SITES. ALL COPYRIGHTED CONTENT SHOULD HAVE PERMISSION OR COPYRIGHT APPROVAL PRIOR TO PUBLISHING AND POSTING ON OUR WEB SITES. THERE ARE NO ASSURANCES THAT WE WILL BE ABLE TO OBTAIN PERMISSION OR COPYRIGHT APPROVAL WHICH COULD RESULT IN DAMAGES.

     The informational material, published on our web sites, requires permission and/or copyright approval. We have internal controls to assure that we have permission and/or copyright approval from all third parties. We use independent contractors to provide content from various sources including the Library of Congress, magazines and various publications both in print and web-based. There are no assurances that we will avoid "cease and desist" orders or claims because we have not obtained permissions or copyright approvals for published and posted content. If, as a result of it being determined that we violated certain permissions and/or copyright approval, we could be required to pay monetary damages and/or a complete web site closure. There are no assurances that we will be financially capable of paying any damaged awards which could have the consequence of our total company being terminated.

Management's Discussion and Analysis or Plan of Operation, page 21
------------------------------------------------------------------

QUESTION:

12. We note your response to prior comment 9. Please explain what you mean by "soft goods" and "conventional media exposure." In addition, please revise to disclose to investors how "pay-per-click' marketing works.

ANSWER:

12. We have disclosed the items as requested, eliminated the term "soft goods" because it was displaced and defined how pay-per-click marketing works as follows:

     Pay Per Click (PPC) is an Internet advertising model used on search engines, advertising networks, and content sites, such as blogs, in which advertisers pay their host only when their ad is clicked. With search engines, advertisers typically bid on keyword phrases relevant to their target market. Content sites commonly charge a fixed price per click rather than use a bidding system.

The undersigned registrant acknowledges that:

     o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


     o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,


Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.


Cc: Michelle Lacko

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